1775 I Street, N.W.
Washington, DC 20006-2401
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

REZA PISHVA

reza.pishva@dechert.com
+1 202 261 3459 Direct
+1 202 261 3159 Fax

September 1, 2011

VIA EDGAR

Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
Office of Filings and Information Services
Branch of Registrations and Examinations
Mail Stop 0-25
100 F Street, NE
Washington, D.C. 20549

Re:	RBC Funds Trust (the “Trust”)
SEC File Numbers: 333-111986 and 811-21475

Dear Mr. Bartz:

In telephone conversations on July 11-12, 2011 with Reza Pishva and Sonia Kothari, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 39 (“PEA No. 39”) to the Trust’s registration statement filed with the SEC on May 23, 2011. PEA No. 39 was filed for the purpose of registering shares of four new series of the Trust: RBC BlueBay Emerging Market Select Bond Fund, RBC BlueBay Emerging Market Corporate Bond Fund, RBC BlueBay Global High Yield Bond Fund and RBC BlueBay Global Convertible Bond Fund (each, a “Fund” and, collectively, the “Funds”). We have reproduced your comments below, followed by our responses.

I.	Summary Section of Prospectus—All Funds

1.

Comment: In footnote 2 of each Fund’s fee table, please confirm that the expense limitation agreement will remain in place for no less than one year from the effective date of the Fund’s registration statement.

Response: We confirm that the expense limitation arrangement will remain in effect for no less than one year from the effective date of the Fund’s registration statement.

2.

Comment: Each Fund’s policy of investing at least 80% of its assets in the particular investment suggested by its name (per Rule 35d-1) indicates the Fund will invest its assets in “fixed income securities.” Please revise each Fund’s policy to indicate that the Fund will invest 80% of its assets in “bonds” as opposed to “fixed income securities.”

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco
Silicon Valley  Washington DC  EUROPE  Brussels  Dublin  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

Response: We do not believe that its use of the term “fixed income securities” rather than “bonds” in describing the Funds’ investments raises any issue under Rule 35d-1, as the term “bond,” when used in a fund’s name, is widely accepted and commonly understood to indicate that the fund may invest primarily in all types of fixed income securities.

Rule 35d-1 provides that a mutual fund with a name that suggests it focuses in a particular type of investment must adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investments suggested by the fund’s name.[1] We note that the use of “bond” in each Fund’s name represents a type of investment (i.e., “fixed income” as opposed to “equity”) rather than a particular type of security (i.e., “bond” as opposed to “note”). This is consistent with the requirements of Rule 35d-1, which speaks in terms of types of investment rather than types of securities.

We also note that the SEC on its website, as an educational tool, provides the following definition of “bond funds” as a service for investors:

“Bond funds” and “income funds” are terms used to describe a type of investment company (mutual fund, closed-end fund or unit investment trust (UIT)) that invests primarily in bonds or other types of debt securities. Depending on its investment objectives and policies, a bond fund may concentrate its investments in a particular type of bond or debt security….

We believe that the SEC’s definition of “bond fund” captures the commonly understood and widely accepted meaning of “bond” when used in a mutual fund’s name. We also believe that each Fund’s 80% investment policy is entirely consistent not only with the letter of the Rule 35d-1 but also with the SEC’s own view of what a “bond fund” means.

3.

Comment: For each Fund, please disclose whether derivatives will be counted towards the Fund’s policy of investing at least 80% of its assets in the particular investment suggested by its name. If so, please disclose how the derivatives will be valued for purposes of the Fund’s 80% policy.

Response: We note that each Fund’s 80% policy includes the following language:

The Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its assets in [convertible] fixed income securities and/or

[1]	Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001) (“Rule 35d-1 Adopting Release”).

investments that provide exposure to [convertible] fixed income securities.” (emphasis added)

In addition, each Fund states in its “Principal Investment Strategies” that:

Derivatives, which are instruments that have a value based on another instrument, interest rate, exchange rate or index, may be used as substitutes for securities in which the Fund can invest.

We believe that these statements sufficiently explain that each Fund counts derivatives towards its 80% policy of investing at least 80% of its assets in the particular investment suggested by its name. The market values of such derivatives will be used for purposes of the Fund’s 80% policy.

4.

Comment: Please ensure that the derivatives-related disclosure in the Prospectus is appropriate for each Fund, in light of the Letter regarding Derivatives-Related Disclosures by Investment Companies from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, Esq., General Counsel, Investment Company Institute (July 30, 2010).

Response: We confirm that the derivatives disclosure in the Prospectus is appropriate for each Fund. In this regard, we note that the RBC BlueBay Emerging Markets Select Bond Fund invests more prominently in foreign currency forwards and interest rate swaps, as noted in the Prospectus.

5.	Comment: For each Fund, please disclose the Fund’s maturity policy regarding the bonds in which it invests.

Response: In general, the Funds do not have maturity policies regarding the bonds in which they invest. Each Fund may invest in bonds of varying maturities. Duration is a factor that the Funds consider when investing bonds, but there is no specific target. Therefore, we do not believe any revisions to the Funds’ disclosure is necessary.

6.	Comment: In the “Principal Risks” section for each Fund, please add disclosure to “Interest Rate Risk” explaining the inverse relationship between interest rates and the value of investments.

Response: We have incorporated the following sentence into “Interest Rate Risk” for each Fund (other than the Global Convertible Bond Fund):

When interest rates increase, securities held by the Fund will generally decline in value.

We have incorporated the following sentence into “Interest Rate Risk” for the Global Convertible Bond Fund:

When interest rates increase, convertible securities held by the Fund may or may not decline in value.

7.

Comment: For each Fund, please clarify references to “below investment grade securities” by including the phrase “junk bond” the first time that a Fund states that it will invest in below investment grade securities.

Response: We have incorporated your comment.

II.	Summary Section of Prospectus—Emerging Market Select Bond Fund

8.

Comment: Please revise the Fund’s policy of investing at least 80% of its assets in “securities based in emerging countries,” to indicate the Fund will invest 80% of its assets in “securities tied to emerging countries” (emphasis added). Please also disclose the specific criteria that the Fund will use to determine that a security is exposed to the risks of emerging markets.

Response: We have incorporated your comment. The Fund has added the following disclosure relating to the criteria that the Fund will use to determine that a security is exposed to the risks of emerging markets:

A security is economically tied to an emerging market country if it is issued by a foreign government (or any political subdivision, agency, authority or instrumentality of such government) or a corporation and the security is principally traded on the emerging country’s securities markets, or the issuer principally operates in the emerging country, derives a significant percentage of its income from its operation with the emerging country, or has a significant percentage of its assets in the emerging country.

9.

Comment: The Fund’s principal investment strategies state that the Fund “takes active exposure to investments in foreign currencies.” Please add language stating that the Fund will “speculate on foreign currency fluctuations.”

Response: We respectfully decline to incorporate this comment. In this regard, we note that the Fund lists both “Active Management Risk” and “Currency Risk” in its “Principal Risks”

section. We believe that these risk disclosures capture the risks associated with exposure to investments in foreign currencies.

10.

Comment: Please revise the Fund’s principal investment strategies to clarify what is meant by the statement that “the Fund may focus its investments in a single country or small group of countries….” (emphasis added) In addition, please explain why, if the Fund is focusing in a single country, the name of the Fund is not misleading.

Response: We have incorporated your comment by revising the statement to read “the Fund may invest in a number of different of countries….” We also note that the Fund does not expect focus its investments in a small number of countries.

11.	Comment: In the “Principal Risks” section, please provide risk disclosure relating to investments in high yield securities.

Response: We have incorporated your comment.

III.	Summary Section of Prospectus—Emerging Market Corporate Bond Fund

12.

Comment: Please revise the Fund’s policy of investing at least 80% of its assets in “securities based in emerging countries,” to indicate the Fund will invest 80% of its assets in “securities tied to emerging countries” (emphasis added). Please also disclose the specific criteria that the Fund will use to determine that a security is exposed to the risks of emerging markets.

Response: We have incorporated your comment. Please see our response to Comment 8 above.

13.	Comment: In the “Principal Risks” section, please provide risk disclosure relating to investments in high yield securities.

Response: We have incorporated your comment.

IV.	Summary Section of Prospectus—Global High Yield Bond Fund

14.	Comment: Please revise the Fund’s principal investment strategies to indicate that the Fund will invest a “significant amount” of its assets outside of the United States.

Response: The Adopting Release for Rule 35d-1 clarifies that the use of the terms “international” or “global” in a fund’s name does not trigger the 80% test of Rule 35d-1. In the Adopting Release the SEC stated “that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.”[2] In the past, the SEC and the Staff have distinguished “global” investment companies by suggesting that an investment company with “global” in its name invest in securities of issuers in at least three different countries (which may include the United States).[3] Accordingly, we believe the Fund’s current disclosure regarding the number of countries in which the Fund invests is sufficient.

In addition, we note that the Fund’s benchmark, the BofA Merrill Lynch Global High Yield Constrained Index, generally maintains up to approximately 70% exposure to U.S. securities. Although the Fund does not currently intend to invest 70% of its assets in U.S. Securities, the Fund desires to maintain the flexibility to invest in line with its benchmark.

15.	Comment: In the “Principal Risks” section, please consider whether “Equity Market Risk” is appropriate as this is a bond fund.

Response: As the Fund will not invest a significant amount in equity securities, we have removed “Equity Market Risk” from the “Principal Risks” section.

V.	Summary Section of Prospectus—Global Convertible Bond Fund

16.	Comment: Please revise the Fund’s principal investment strategies to indicate that the Fund will invest a “significant amount” of its assets outside of the United States.

Response: The Adopting Release for Rule 35d-1 clarifies that the use of the terms “international” or “global” in a fund’s name does not trigger the 80% test of Rule 35d-1. In the Adopting Release the SEC stated “that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.”[4] In the past, the SEC and the Staff have distinguished “global” investment companies by suggesting that an investment company with “global” in its name invest in securities of issuers in at least three different countries (which may include

[2]	Rule 35d-1 Adopting Release.

[3]

See Letter to Registrants from Carolyn B. Lewis, Assistant Director, Division of Investment Management, SEC (Jan. 3, 1991) at II.A (rescinded by Investment Company Act Release No. 23064 (Mar. 13, 1998)).

[4]	Rule 35d-1 Adopting Release.

the United States).[5] Accordingly, we believe the Fund’s current disclosure regarding the number of countries in which the Fund invests is sufficient.

17.	Comment: Please disclose the Fund’s credit quality parameters for the convertible bonds in which it invests.

Response: The Fund is generally managed in accordance with the same credit quality parameters as the benchmark index. The Fund’s “Principal Investment Strategies” will include the following disclosure:

The Fund invests in securities that are rated investment grade, below investment grade (junk bond) and unrated securities that meet the risk parameters and objectives of the Fund. The Fund retains the flexibility to invest in accordance with its benchmark and may invest a significant portion of its assets in below investment grade securities. The Fund’s benchmark, the UBS Global Convertible Focus Index USD, currently contains over 60% of its weighting in securities that are either rated below investment grade or that are unrated.

18.

Comment: As the Fund’s “Principal Investment Strategies” state that the Fund may “invest a significant amount of its assets in securities of smaller companies,” please include risk disclosure relating to investments in small and mid-cap companies.

Response: We have incorporated your comment by adding the following risk disclosure in the “Principal Risks” section:

Smaller Company Risk. The risk that the value of securities issued by a smaller company may go up or down, sometimes rapidly and unpredictably as compared to more widely held securities, due to narrow markets and limited resources of smaller companies. The Fund’s investments in smaller companies subject it to greater levels of credit, market and issuer risk.

VI.	Statutory Section of Prospectus—All Funds

19.

Comment: In the “Principal Investment Strategies” section, please disclose the Funds’ policy regarding notice to shareholders of a change in a Fund’s policy of investing at least 80% of its assets in the particular investment suggested by its name.

[5]

See Letter to Registrants from Carolyn B. Lewis, Assistant Director, Division of Investment Management, SEC (Jan. 3, 1991) at II.A (rescinded by Investment Company Act Release No. 23064 (Mar. 13, 1998)).

Response: The Funds’ prospectus currently states that “a Fund will provide notice to its shareholders at least 60 days prior to any change to its 80% investment policy.” We believe that this disclosure adequately addresses your comment and therefore believe that no revision is necessary to address this comment.

20.

Comment: Please confirm that each risk factor in the “Principal Risks” section of the statutory section of the prospectus is listed and described as a risk in the “Principal Risks” section of the summary section for each Fund to which it applies.

Response: We have incorporated your comment and confirm that each risk factor in the “Principal Risks” section of the statutory section of the prospectus is listed and described as a risk in the “Principal Risks” section of the summary section for each Fund to which it applies.

VII.	Historical Performance Data Section of Prospectus

21.

Comment: Please change the heading of the section from “Historical Performance Data of the Portfolio Managers of the Funds” to “Historical Performance Data of the Sub-Advisor of the Funds” to clarify that the performance data presented is that of the Sub-Advisor, and not of the individual portfolio managers.

Response: We have incorporated your comment. Please refer to Exhibit A.

22.	Comment: Please revise the lead-in description of the composite indexes to clarify that the performance data presented is that of the Sub-Advisor, and not of the individual portfolio managers.

Response: We have incorporated your comment by revising references to a Fund’s portfolio management team to references to the Sub-Advisor. Please refer to Exhibit A.

23.	Comment: Please revise the names of the composite indexes to clarify that the performance shown does not reflect the performance of the Funds.

Response: The names of the composite indexes have been revised to reflect a naming convention used across the complex (see Exhibit A). The revised names of the composite indexes are standardized in compliance with Global Investment Performance Standards (GIPS), and have been verified by an independent third party accountant. In response to the two prior comments in this section, we have revised the heading and disclosures related to the historical performance section to clarify and highlight the fact that the performance information shown is not that the Funds. We believe that the names are not misleading nor do they suggest that the performance shown reflects the performance of the Funds, especially when read in context as part of a section with a clear header and introductory paragraph.

24.	Comment: Please confirm that composite returns are shown net of all expenses.

Response: We confirm that the composite returns are shown net of all expenses.

25.	Comment: Please confirm that this presentation includes all substantially similar accounts managed by the Sub-adviser.

Response: We confirm that this presentation includes all substantially similar accounts managed by the Sub-adviser.

26.	Comment: In each “Average Annual Returns” table for the composite indexes, please list the composite net return before the composite gross return.

Response: We have incorporated your comment. Please refer to Exhibit A.

27.	Comment: For the “BlueBay Emerging Markets Select SICAV USD Composite,” please confirm that there were no accounts managed with a similar strategy prior to 2006.

Response: As part of the process of setting up the composites in accordance with GIPS, we have added an additional account to this composite. All similarly managed funds or separate accounts are included in the composites as required by GIPS.

We confirm that there were no other accounts managed with a similar strategy prior to 2006.

28.	Comment: For the “BlueBay Emerging Markets Select SICAV USD Composite,” please list the performance of an appropriate broad-based index.

Response: Form N-1A defines “appropriate broad-based securities market index” as an index “that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The benchmark index listed for this composite meets this requirement as: (i) it is calculated as a single index using the components of two “widely recognized and used” broad-based indexes (J.P. Morgan Emerging Markets Bond Index Global Diversified and J.P. Morgan Government Bond Index – Emerging Markets Broad Diversified); and (ii) is administered by J.P. Morgan, which is not affiliated with the Fund. Therefore, we respectfully decline this comment.

29.	Comment: For the “BlueBay Global Convertible Select SICAV USD Composite,” please confirm that there were no accounts managed with a similar strategy prior to 2009.

Response: We confirm that there were no accounts managed with a similar strategy prior to 2009.

Please do not hesitate to contact the undersigned at 202.261.3459 with any questions or comments concerning this correspondence.

Very truly yours,

/s/ Reza Pishva

Reza Pishva

cc:	Jon Rand, Dechert LLP
Lee Greenhalgh, RBC Global Asset Management (U.S.) Inc.

Exhibit A

Historical Performance Data of the Sub-Advisor of the Funds

The following tables show historical performance information for the Emerging Markets Select Bond USD Composite, Emerging Markets Corporate Bond USD Composite, Global High Yield Bond USD Composite and Convertible Bond USD Composite (each, a “Composite” and, together, the “Composites”). The performance information for the Composites does not represent the performance of the Funds. The performance information for the Composites should not be considered a substitute for the Funds’ performance. Performance is historical and does not guarantee or represent the future performance of the Funds or of the Sub-Advisor. Each Composite consists of all fully discretionary advisory accounts managed by the applicable Fund’s Sub-Advisor according to an investment strategy that has the same investment objective, and uses substantially similar investment policies and techniques as those of the Fund. For additional information on the Sub-Advisor, see “Investment Sub-Advisor” above. The Composite is provided solely to illustrate the past performance of the Sub-Advisor when managing substantially similar accounts.

The manner in which the performance was calculated for the Composites differs from that of registered mutual funds such as the Funds. All returns presented were calculated on a total return basis and include all dividends and interest, accrued income, and realized and unrealized gains and losses. Except as otherwise noted, all returns reflect the payment of investment management fees, brokerage commissions and execution costs paid by the accounts included in the Composites, without taking into account taxes. Custodial fees, if any, were also included in the calculations. Securities are valued as of the trade-date. The results are based on fully discretionary accounts under management. There is no minimum asset size below which portfolios were excluded from the Composites. The currency used to express performance in the Composites is the US Dollar. Performance results are presented both net of investment management fees and gross of investment management fees and include the reinvestment of all income. Therefore, the performance information shown below is not necessarily representative of the performance information that typically would be shown for a registered mutual fund.

The accounts that are included in the Composites are not subject to the same type of expenses to which the Funds are subject and are not subject to the diversification requirements, specific tax restrictions, and investment limitations imposed by the federal securities and tax laws. Consequently, the performance results for the Composites could have been adversely affected if the accounts in the Composites were subject to the same federal securities and tax laws as the Funds. In addition, while the accounts comprising the Composites incur inflows and outflows of cash from clients, there can be no assurance that the continuous offering of the Funds’ shares and the Funds’ obligation to redeem their shares will not adversely impact the Funds’ performance.

The investment results for the Composites are not intended to predict or suggest the future returns of the Funds. Investors should be aware that the use of a methodology different than that used below to calculate performance could result in different performance data.

Emerging Markets Select Bond USD Composite

Year		Composite Return Net of Investment Management Fees[1]	Composite Return Gross of Investment Management Fees	Benchmark Return[2]	Number of Accounts	Market Value ($MM)
2011
(YTD	3)	6.94%	7.61%	5.55%	2	$1,294.32
2010		14.51%	15.96%	13.24%	2	$1,003.05
2009		36.45%	38.18%	22.81%	2	$584.23
2008		(16.18)%	(15.12)%	(7.29)%	2	$375.63
2007		9.70%	11.09%	11.05%	1	$213.73
2006	[4]	2.56%	2.67%	1.30%	1	$40.93

Average Annual Total Returns for the periods ended June 30, 2011

	1 Year	3 Years	Since Inception November 30, 2006
Composite net return	16.80%	11.94%	10.43%
Composite gross return	18.28%	13.36%	11.83%
Benchmark[2]	14.34%	10.38%	9.73%

[1]	Net of Investment Management Fees was calculated using a 1.25% annual management fee.

[2]

The benchmark is a composite benchmark comprised of the J.P. Morgan Emerging Markets Bond Index (“EMBI”) Global Diversified and the JP Morgan Government Bond Index - Emerging Markets (“GBI-EM”) Broad Diversified, USD unhedged weighted 50%/50%, and is calculated directly by J.P. Morgan. JPMorgan EMBI Global tracks total returns for US Dollar denominated debt instruments issued by emerging market sovereign and quasi-sovereign entities: Brady bonds, loans, Eurobonds and local market instruments. JPMorgan GBI-EM Global Diversified Index (Unhedged) is a comprehensive global local emerging markets index, and consists of regularly traded, liquid fixed-rate, domestic currency government bonds to which international investors can gain exposure. Individuals cannot invest directly in an index.

[3]	For the period January 1, 2011 through June 30, 2011.

[4]	For the period November 30, 2006 (inception date) through December 31, 2006.

Emerging Markets Corporate Bond USD Composite

Year		Composite Return Net of Investment Management Fees[1]	Composite Return Gross of Investment Management Fees	Benchmark Return[2]	Number of Accounts	Market Value ($MM)
2011
(YTD	3)	4.61%	5.24%	3.45%	1	$2,143.87
2010		16.47%	17.89%	13.50%	1	$1,565.21
2009		52.56%	54.41%	38.61%	2	$292.60
2008	[4]	(13.65)%	(12.87)%	(15.89)%	1	$26.26

Average Annual Total Returns for the periods ended June 30, 2011

	1 Year	3 Years	Since Inception March 31, 2008
Composite net return	13.50%	16.42%	15.67%
Composite gross return	14.88%	17.84%	17.08%
JPMorgan CEMBI Diversified[2]	10.69%	11.07%	10.14%

[1]	Net of Investment Management Fees was calculated using a 1.20% annual management fee.

[2]

The J.P. Morgan Corporate Emerging Markets Bond Index (“CEMBI”) Diversified. The index limits the weights of those index countries with larger corporate debt stocks by only including a specified portion of these countries’ eligible current face amounts of debt outstanding. The CEMBI Diversified results in well-distributed, more balanced weightings for countries included in the index. The countries covered in the CEMBI Diversified are identical to those covered by the CEMBI. Individuals cannot invest directly in an index.

[3]	For the period January 1, 2011 through June 30, 2011.

[4]	For the period March 31, 2008 (inception date) through December 31, 2008.

2

Global High Yield Bond USD Composite

Year		Composite Return Net of Investment Management Fees[1]	Composite Return Gross of Investment Management Fees	Benchmark Return[2]	Number of Accounts	Market Value ($MM)
2011
(YTD	3)	5.29%	5.93%	4.88%	1	$128.08
2010	[4]	1.38%	1.48%	1.78%	1	$31.81

Average Annual Total Returns for the periods ended June 30, 2011

Since Inception November 30, 2010
Composite net return	6.74%
Composite gross return	7.50%
BofA Merrill Lynch Global High Yield Constrained Index[2]	6.74%

[1]	Net of Investment Management Fees was calculated using a 1.20% annual management fee.

[2]

The BofA Merrill Lynch Global High Yield Constrained Index, which tracks the performance of below investment grade bonds of corporate issuers domiciled in countries having an investment grade foreign currency long term debt rating. Individuals cannot invest directly in an index.

[3]	For the period January 1, 2011 through June 30, 2011.

[4]	For the period November 30, 2010 (inception date) through December 31, 2010.

Convertible Bond USD Composite

Year		Composite Return Net of Investment Management Fees[1]	Composite Return Gross of Investment Management Fees	Benchmark Return[2]	Number of Accounts	Market Value ($MM)
2011
(YTD	3)	3.03%	3.55%	4.52%	1	$767.96
2010		12.69%	13.83%	9.73%	1	$485.09
2009		35.33%	36.70%	24.42%	1	$301.12

Average Annual Total Returns for the periods ended June 30, 2011

	1 Year	Since Inception December 31, 2008
Composite net return	20.14%	19.85%
Composite gross return	21.35%	21.06%
UBS Global Focus Convertible Index[2]	19.58%	15.31%

[1]	Net of Investment Management Fees was calculated using a 1.00% annual management fee.

[2]	The UBS Global Focus Convertible Index, which measures the size and performance of the most liquid convertible issues. Individuals cannot invest directly in an index.

[3]	For the period January 1, 2011 through June 30, 2011.

Additional Composite Disclosures

Composite Methodology: Each composite consists of all accounts managed in a similar style, including the performance of the accounts in the composite from the first complete month in which they were managed and,

3

where there is more than 1 account in a composite, with the composite return calculated as a monthly weighted average return of the constituent accounts using the start month market value weights (previous month end). The composite methodology employed is based on money weighted cash flows using market values at each official pricing point. Where possible, the accounts have been revalued for large cash flows (defined as cash flows in excess of 10% of the composite).

Presentation of Results: Gross returns are presented after all trading expenses but before management, custodial and other fees. Net returns are calculated after the deduction of all fees.

4